SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 7, 2018.

Autonomous City of Buenos Aires, August 7, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref: Financial Statements as of 06/30/2018

Dear Sirs:

In order to fulfill the requirements of Articles Nos. 62 and N°63 of the ByMA Listing Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on August 7, 2018, the condensed interim financial statements for the six-month period ended June 30, 2018. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	8,060
Attributable to minority interests	(566)

Total net income for the period	7,494

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	82,804
Attributable to minority interests	—

Total other comprehensive income for the period	82,804

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	90,864
Attributable to minority interests	(566)

Total comprehensive income for the period	90,298

4) Detail of Shareholders’ equity as of 06/30/2018 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,921
Adjustment to contributions	6,081
Shares in treasury	12
Adjustment to shares in treasury	20
Stock compensation plan	155
Acquisition cost of treasury shares	(202)
Share trading premium	(219)
Issuance premiums	640

Total shareholders’ contributions	10,408

Legal reserve	2,007
Reserve for future dividends	1,200
Reserva para inversiones	11,020
Reserve for repurchase of own shares	220
Other comprehensive income	210,250
Retained earning	7,762

Subtotal Shareholders’ equity	242,867

Minority interests	(328)

Total Shareholders’ equity	242,539

(1)	Amounts in accordance with IFRS

Art. N° 62. Subsection L.6. Shares owned by the parent group:

As of June 30, 2018, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Art. N °62. Subsection L.7. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None.

Art. N °62. Subsection L.8. Parent shareholder of the company:

Federal Government—Ministry of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer